UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70078

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Milliman Investment Management Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

71 S Wacker Drive, 31st Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	973-727-7379	Robert.Campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams
(Name – if individual, state last, first, and middle name)

999 Third Avenue	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Wes P. Mathews_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Milliman Investment Management Services, LLC_____ , as of _12/31_____ , 2 _024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JENNIE KWAN
Notary Public, State of Illinois
Commission No. 520641
My Commission Expires
December 15, 2028

Signature: _____

Title: _____
President

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Milliman Investment Management Services LLC

FINANCIAL STATEMENT
December 31, 2024

Milliman Investment Management Services LLC

MOSS_ADAMS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Milliman Investment Management Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Milliman Investment
Management Services LLC (the "Company") as of December 31, 2024, that is filed pursuant to Rule
17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In
our opinion, the financial statement presents fairly, in all material respects, the financial position of the
Company as of December 31, 2024, in conformity with accounting principles generally accepted in
the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
("PCAOB") and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require
that we plan and perform the audit to obtain reasonable assurance about whether the financial
statement is free of material misstatement, whether due to error or fraud. The Company is not
required to have, nor were we engaged to perform, an audit of its internal control over financial
reporting. As part of our audit we are required to obtain an understanding of internal control over
financial reporting but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial
statement, whether due to error or fraud, and performing procedures to respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in
the financial statement. Our audit also included evaluating the accounting principles used and
significant estimates made by management, as well as evaluating the overall presentation of the
financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
February 25, 2025

We have served as the Company's auditor since 2018.

1

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 144,985
Deposit at clearing broker	10,640
Prepaid expenses	22,572
Other assets	10,100
Total Assets	$ 188,297

LIABILITIES AND MEMBER'S EQUITY

Due to affiliate	$931
Total Liabilities	931
Member's equity	187,366
Total Liabilities and Member's Equity	$ 188,297

The accompanying notes are an integral part of these financial statements.

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Milliman Investment Management Services LLC (The "Company"), was organized on March 23, 2017 in the state of Delaware as a limited liability company. The Company was approved as a broker-dealer on July 3, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction processes where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2024, the Company had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $154,694, which exceeded required net capital by $149,694 and a total aggregate indebtedness of $931. The Company's aggregate indebtedness to net capital ratio was .006 to 1 at December 31, 2024.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

NOTE 4 – FULLY DISCLOSED CLEARING AGREEMENT

The Company maintains a clearing agreement with Wedbush Securities. The Company has not yet begun business operations. The firm anticipates it will clear institutional DVP/RVP business though Wedbush on a fully disclosed basis. The Company maintains a securities deposit with Wedbush Securities in the amount of $10,640.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Milliman Inc, the parent company. The agreement provides that Milliman Inc will provide administrative services and facilities at the Company's office space located in 71 S. Wacker Drive Chicago. The agreement does not require the Company to remit payment for the services outlined in the agreement. Milliman Inc., will maintain a schedule of these expenses which are not included in reports files by the Company to FINRA and the SEC under this agreement. During the year ended December 31, 2024, the parent company forgave an intercompany payable with the Company totaling $150,209. The forgiveness of this related party debt is credited to Member's Equity.

Separately, the startup phase of the Company's operations Company affiliates, Milliman Financial Risk Management LLC. and Milliman Inc., have paid some of the Company's regulatory and other operational expenses. This has resulted in an intercompany payable of $931 as of December 31, 2024.

NOTE 6 – FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximated fair value due to their short term, highly liquid nature. These instruments include cash, accounts payable and accrued expenses.

NOTE 7 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking in a financial institution. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2024, all the Company's cash is held at one financial institution.

NOTE 8 – INCOME TAXES

The Company is a Delaware LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

The Company files an income tax return in its federal, state and local jurisdiction. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2022.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statement was issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2024, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statement.

Note 10: SEGMENT REPORTING

Given that the Company has not yet started operations, management evaluates all of the Company's activities as a single reporting segment. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income and cash flows from operations to assess the performance of the Company. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. Additionally, the CODM uses excess net capital (Note 3), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy with regulatory agencies. The accounting policies used to measure the profit and loss of the Company are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, operations, changes in member's equity, and cash flows.

NOTE - 11 SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date this financial statement was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statement.